SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        [The following is a transcript for a conference call held at 3:30 p.m. CT on July 1, 2003 regarding the acquisition of Information Resources, Inc. by an entity owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC pursuant to the previously announced Agreement and Plan of Merger dated as of July 29, 2003 by and among Information Resources, Inc., Gingko Corporation and Gingko Acquisition Corp.]

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of Information Resources, Inc. referred to in this transcript has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of Information Resources, Inc. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC will file a Tender Offer Statement with the Securities and Exchange Commission and Information Resources, Inc. will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Information Resources, Inc., at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

IRI ACQUISITION

Moderator: Joseph Durrett
July 1, 2003
3:30 pm CT

Operator:	Good afternoon. My name is (Letricia), and I will be your conference facilitator today.

At this time I would like to welcome everyone to the IRI Investor conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time, simply press Star then the Number 1 on your telephone keypad. If you would like to withdraw your question, press the Pound key.
I will now turn the call over to Mr. Joe Durrett, Chairman and CEO. Sir, you may now begin your conference.
Joseph Durrett:	Thank you. Welcome to this call. I'm here in Chicago with several of the other senior management with company and also Kristin Van, who is going to read the Safe Harbor statement—Kristin.
Kristin Van:	Thanks, Joe.

This document contains certain forward-looking statements with respect to IRI and the plans or objectives for IRI and Symphony. In particular statements regarding the consummation of the transaction are subject to risks that the closing conditions for the transaction will not be satisfied including the risk that sufficient tenders by IRI stockholders are not received or that necessary regulatory approvals are not obtained.

In addition, statements regarding the expected benefits of the transaction are subject to the risks and the expected synergies will not be achieved, risks related to the integration of the company's operations and products and general risks associated with the company's businesses. These statements involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Any forward-looking statements made by or on behalf of IRI speak only as of the date they are made. IRI does not undertake to update any forward-looking statements.
Joseph Durrett:	Thank you, Kristin.

The purpose of this call is to respond with some clarification and additional information to some questions that we received on our conference call yesterday, which announced the proposed transaction with Symphony and Tennenbaum concerning Information Resources.

Yesterday we heard three main issues. The first one was on the subject of registration of the CVR or contingent value rights. The second one was the request for more information on the adequacy of $10 million fund to prosecute the suit. The third was a question of whether or not there were any existing contingencies against any potential proceeds received from a settlement or a judgment.

Now before I get into specifics I want to be very clear about this call and this situation. As the management entrusted with your investment, our role first and foremost is to get the best value we can. We're also obligated to provide you with as much information as possible to make sure you can make intelligent choices regarding that investment. The very nature of this call creates some conflict between these objectives.

By virtue of providing more information we can help you better assess the value of the CVR instrument; however, by providing this information in a public forum we also could potentially weaken the value of the lawsuit by disclosing information that could be helpful to our competitor as they formulate their legal strategy.

So today I'm going to give some information that I think will help you better assess the value of the CVR, and I'm also going to make some remarks about why we've opted not to register these securities. I will also take questions. However, I would appreciate your sensitivity to the forum and recognition that we will have to limit our remarks in this area in order to do as much as we can to preserve the value of the litigation.

Now let's deal with the question that's the adequacy of the $10 million. We believe based on past spending as well as close consultation with our outside attorneys and various scenario modeling that this fund will be sufficient to get us to and through a September 2004 trial. It should also get us past the trial depending on what unfolds at trial.

For perspective, in recent years our expenses at Information Resources for the lawsuit has varied from year to year but has averaged in the past two years at about $3 million. We think that the $10 million fund is the right size at this point.

Now in the event more money would be required the administrators for the lawsuit, which are described in the 8K that was recently released, who are also known as the rights agents, have the flexibility to go out and raise funds as they see fit. Now this could be done in several ways. The new owners could choose to put in money. Outside sources of cash could be identified. Or our attorneys could provide support through future contingency arrangements. This is not something that we need to determine now, however. The rights agents will manage this as the case plays out.
That leads me to the next question. Is there a major contingency arrangement in place that will affect or limit the distribution of proceeds to CVR holders and the new owners? There is not.

At this point one of our outside law firms has been working on a partial contingency and has a 5% stake in future proceeds. You will also read in the 8K that our investment banker, William Blair, has a contingency fee that amounts to 1/2 of 1% of pre-tax proceeds. Everything else has been handled on a pay as we go basis, and we will continue in that mode for as long as the rights agents deem fit. So at this point you should conclude that the majority of proceeds will go to the CVR holders and to the new owners per this deal.

Now the final point on the CVRs is the issue of registration. To be clear we are not going to register the CVRs. Yes, I understand this is important to many of you, but the option has been carefully considered by our management, and our legal advisors, and our bankers. And we believe we took into account all of these interests in reaching our decision to structure the sale and its form.

And here's why. First, none of the potential buyers was willing to consider a transaction that included a registered security related to the litigation. There's some good reasons for that. And that comes to the second point. Freely tradable security could create an opportunity for the ACNielsen company to potentially undermine the case by buying up the CVRs from the open market. Third, the reporting burden associated with the security consisting of only a lawsuit would require disclosure of details for the case and the strategy of the case that we and our outside litigators believe would undermine our ability to conduct the case and realize maximum value.
Those are the key points that I wanted to cover today. What I'd like to do now is see what questions you might have.
Operator, would you please come onto the line and tell the people the procedure for asking a question?

Operator:	At this time I would like to remind everyone in order to ask a question please press Star then the Number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from (John Vaninni) with Atlas Partners.
(John Vaninni):
Yes, Joe, could you—I listened to the conference call yesterday. And it's unclear to me how it was determined that Tennenbaum got 40% of the proceeds from the case. Is it just a function of their agreement to fund the $10 million fighting fund so to speak?
Joseph Durrett:	No, it was simply negotiation over the total value of the transaction—any other questions?
(John Vaninni):	No.
Joseph Durrett:	Thanks. Next question.
Operator:	Your next question comes from Morgan Rutman with Harvest Management.
Morgan Rutman:
Hi. I'm not sure I understand the explanation about the disclosure of, you know, issues surrounding the case if it was a registered CVR, because there have been other cases of CVRs, which are litigation proceeds. And to my recollection certainly prospectively there's no information that has to be given to a CVR holder, you know, that would prove prejudicial. So can you elaborate a little bit more on that issue? And then I have a couple of follow-ups.
Joseph Durrett:
Sure. I'll tell you what the advice of our attorneys has been. And that was the reporting of burden, which is associated with securities that consist of only a lawsuit, would end up requiring disclosure of details of the case and the strategy. And we believe that this disclosure would jeopardize our ability to conduct the case and realize the maximum value.
And the follow-up?
Morgan Rutman:
I guess, yes, several follow-ups. What law firm advised you of that? I mean, I'm just thinking of there are three or four of the savings and loan litigation certificates out there. And I don't recall ever them telling us the strategy of their litigation. They told us when they made filings. They told us when they sued. They told us when court appearances happened. They didn't tell us what their strategy was. So which law firm gave you that advise?
Joseph Durrett:	The law firms that are advising us both on our transaction as well as on our lawsuit.

Morgan Rutman:
Okay. And then I guess the next question is much of that same information by theory should then have to be incorporated in the proxy in order for us to make an informed vote. Wouldn't it follow that we should—in order to make an informed vote about this everything that would have to be disclosed under a CVR would have—you know, that was publicly traded would have to be enclosed in the proxy that's going to require a vote, which is going to take place, you know, basically on or about the time that we're going to go to court in September. So isn't a lot of that mooted by the fact that you're going to have to disclose all that to us anyhow? Otherwise how could we make an informed vote where we're giving up 40% of the proceeds to the LBO group? How do we know whether we're getting fair value for that or not?
Joseph Durrett:	Thanks for the question. A couple of things—first of all, the date of the lawsuit will be September '04.
Morgan Rutman:	I apologize. Yes, I meant a year before, but yes, go ahead.
Joseph Durrett:	That's all right. The second thing is that our law firm has done a great deal of research into what needs to be disclosed. And we're comfortable with where we are.
Morgan Rutman:	Okay. And as part of that disclosure, will you give us a sense of how they valued it since it was part of the—or how you valued it as part of the negotiation?
Joseph Durrett:	No, I think when you finally read the tender offer and our response to it, you know, you'll get what we have to tell you then.
Morgan Rutman:	Okay. Thank you.
Joseph Durrett:	You bet. Next question?
Operator:	Your next question comes from (Sean McDaniel) with (Blackbird).
(Sean McDaniel):
Yes, Joe, a question on the structure of these CVRs—why couldn't you just make the 40% owned by the LBO group super voting? I mean, if you're concerned about ACNielsen going in and buying out (unintelligible), I guess you're assuming that, if it's publicly traded, they can go in an buy out 60% and they can just sort of settle with themselves and screw the 40% owners. That would make sense unless you could make the 40% super voting in some respect or allow them to maintain control.

It seems like there are a lot of creative bankers out there that could come up with alternative structures that would allow you to find some way for the public to assign a value to the, I guess, certificates in this case because they really aren't securities. Could you just comment on that? And I have one quick follow-up.
Joseph Durrett:
Yeah. A couple of things—first of all, let's go back to the basics. As we worked on this, not a single one of the people that we were working with on the negotiation was willing to consider a registered instrument. So that was the first piece.

And the second piece was that we knew this would get us into a situation where we would jeopardize the confidentiality of both our tactics and our strategy. So we didn't spend time thinking about some type of super voting situation because the overwhelming evidence was this was not something that was in our best interest.
(Sean McDaniel):
You couldn't just give the security holders a warrant or something tied to that? Nobody was willing to buy the company without a separate piece of paper that was strictly structured as a CVR and had no publicly traded venue? Everybody that came in and bid said that we will not bid of we don't get that opportunity?
Joseph Durrett:	Everybody wanted to have a non-registered instrument.
(Sean McDaniel):	Everybody proposed it, or the bank proposed it to everybody?
Joseph Durrett:	No, no, no, no. Every one of the groups with which we negotiated to have a transaction for the sale of the company was not willing to negotiate on anything that had to do with a registered instrument.
(Sean McDaniel):	Okay. Then this is a quick follow-up then.
Joseph Durrett:	Sure.
(Sean McDaniel):
Can you tell us exactly how—number one, I assume that management or that the bankers have tax advisers that are going to provide the shareholders of IRI with a tax basis for this certificate that has no market value.
Joseph Durrett:	Would you repeat that just a minute? I want to make sure I got it.
(Sean McDaniel):	Well let's assume, if you owned IRI stock...
Joseph Durrett:	Okay.
(Sean McDaniel):	....and you received 3.30 of proceeds and this little piece of paper that I guess you get to hang on the wall, or stick in your safe deposit box, or do whatever with it
Joseph Durrett:	Right.
(Sean McDaniel):	....I mean, what kind of a tax basis—do you assign zero tax basis to it? Do you assume it's worthless until proven otherwise?
Joseph Durrett:	You know what? Andy Balbirer, our Chief Financial Officer, is here with me. And he's going to answer that one for you.
Andrew Balbirer:	I believe that will be disclosed in the PO documents that'll be on file in a couple of weeks.
(Sean McDaniel):	So then there will be some value assigned from a tax standpoint to this piece of paper.
Andrew Balbirer:	My understanding is that upon issuance of the CVR there will be no initial value, and that value will not accrue until there is a settlement or some form of distribution.
(Sean McDaniel):	Okay. Okay.
Andrew Balbirer:	It is a not a tax event at the time the transaction's counted.

(Sean McDaniel):	Do you think that, if these were publicly traded, they would have value?
Andrew Balbirer:	Possibly.
(Sean McDaniel):	I would assume so since the stock is selling above 3.30.
Joseph Durrett:	Okay. Have you got another question, or can we move on to the next person?
(Sean McDaniel):	No. Please move on. Thank you.
Joseph Durrett:	Okay. Thank you.
Operator:	Your next question comes from (Nelson Obis) with Winfield Capital.
(Nelson Obis):
Yeah, you know, my initial question was answered. But, you know, I do own some of these CVRs—I just have to reiterate. I do own some of these CVRs for the savings banks like the gentlemen had mentioned. I don't know what law firms you're using. But the disclosure for this is very, very thin. And no one's ever questioned it. So I assume these are reputable law firms.
Joseph Durrett:	Absolutely—nationally known, very well recognized and very good.

But maybe the issue—and I'm not an attorney either—but maybe one of the things here is it could be a fundamental difference between what's going on with the savings and loan and the very complicated antitrust lawsuit.
(Nelson Obis):
Okay. And I mean, this is a little bit of a broader question. But I was reflecting on yesterday's conference call where the question was asked a number of times about whether management was participating in the LBO, and I think the answer was no.
Joseph Durrett:	That's true, no.
(Nelson Obis):
How will management's picture change though? I mean, is it going to be business as usual under the new regime, or is there any change in the compensation structure, anything radical? Where does that stand?
Joseph Durrett:
We've had no discussions about compensation structure going forward. The only thing that I know for sure is that, when this is done, they will own the company. They'll decide who they want on the board. And they'll decide who they want their officers to be.
(Nelson Obis):	Okay. Thank you.
Joseph Durrett:	You bet.
Operator:	Your next question comes from Dale Benson with Benson Associates.

Dale Benson:
Yeah, I'd just like to get back to the whole question of why—I mean, forgetting the CVRs and what value the market seems to be placing on them at the moment, somewhere around 70 cents, but in the overall commentary both in April and more recently, the general thrust of things is that the situation is getting better. You know, numbers calculation over the past three years only, if a depreciation and amortization exclusive of data procurement costs of $101 million, you've spent in capital expenditures including property, equipment, software of 55 million with about 8 million this year. So it's gone 21, 14, and 8. And InfoForce is supposed to be a very good thing. And Mosaic recently sold two pieces of their assets—and I don't know whether that was part of the joint venture or not—one piece for 104 million Canadian and another piece for 4 million some US. And you know it just seems to me that there are a lot of assets here that are not being recognized for $3.30.

If you take the 6%, if you could only earn 6% on an EBIT basis—you said yesterday EBIT, but you forgot the DA, which is 30 million bucks last year, which is a buck a share—you know, you're selling this company for less than two times a reasonable estimate of EBITDA. It's absolutely absurd that you should give this company away at such a cheap price. And it just boggles my mind, as if there's something fundamentally wrong in contradiction to what you're saying about how things are getting much, much better.

And if you wanted a $10 million kitty to fund the CVR, why don't you issue rights to existing shareholders, say one right per share? That'd be 30 million rights. Six rights buys a share of stock at 3.50. That gives you $17 1/2 million. You could carve out 10 million of it and set it aside, and you'd have your 7 1/2 million plus your 12 million, you know, free cash flow you'd talked about in April, your 20 million plus the cash on the balance sheet to go forward and build a company that's worth something.

You had a company that sold for $300 million before 9-11 and the Procter & Gamble deal. And you're saying you can't get back to that. That's a triple from the current level. It's nonsense. It just doesn't make sense to me that you're giving this company away. And, you know, the guys who are buying it aren't buying it because they want to make 40 or 50%. They want a multiple bag job, five, six, seven fold, you know, bagger out of this thing when they take it public again a few years down the road. And that's where we're getting cheated. The heck with the CVRs at the moment. We're getting screwed in terms of fundamental valuation.

I mean, anybody can look at the 10K and see what's gone on and, you know, talk about 35 times earnings and 18 times EBIT. But add the DA—you know, $101 million of depreciation and amortization over the last three years and 116 million in NOLs, which are going to go away because of change of control. You know, what's that worth? Is that worth 20 cents on the dollar? That's another 20 million bucks right there at 75 cents a share. I mean, you're just—I don't know what motivated you to try to give this company away for less than 20 cents on the revenue dollar. It's just absolutely absurd.

Joseph Durrett:	Dale, I appreciate you voicing your comments. The thing I would like to go back to is we held I think a very thorough and exhaustive auction, gone to the market.
Dale Benson:
Did you think about issuing rights to existing shareholders? You want 10 million bucks for a legal expense fund? Issue rights to us. At 3.50 that's half of book value. We've more—I bet you money the four or five largest holders would be more than happy to give you 17 million bucks, if you were to issue rights at $3.50, issue one right per share, six rights buys a common stock at 3 1/2. That's $17 1/2 million.

Other companies have done this. There's many recently that have—you know, other mutual funds and hedge funds folks have refinanced companies that felt that they weren't being adequately valued and were able to go forward and improve their operations significantly.

You said you had a problem with working capital. Well, you're generating 10 to $12 million in free cash flow this year. That's what you said in April. And it looks like you're on the road to doing that. You've got 20 to 25 million of depreciation and amortization exclusive of deferred data procurement costs. And last year was 27.6 in depreciation and 3 million in amortization of software. That's $30 million. That's a buck a share. So you're basically selling it three times your depreciation and amortization with zero return. And, you know, you lost $13 million. But if you add back special charges and impairment of goodwill, that's 13 million. So on an operating basis you broke even last year. You didn't lose $13 million.

So I'm saying that the company is—and the company's on the road to improvement. Germany alone you lost $13.6 million in Germany over the last three years. But it went from 7 million to 1 million, and now it's breaking even. So that's going to go away. That's 11 cents a share right there.

I don't know what in the world was motivating you to think you can give this company away because, you know, as far as I'm concerned it's a no vote. It ain't going to happen, Joe. It's just not going to happen.
Joseph Durrett:	Well, of course, that's your prerogative, Dale. And I appreciate having the opportunity for you to voice your points.
We've going to have some additional information coming out when we respond to the tender offer. And I look forward to hearing from you.
Operator?
Operator:	Your next question comes from Bob Renck with RL Renck and Company.
Bob Renck:	Good afternoon. Joe, I have a couple of questions.
Joseph Durrett:	Sure.
Bob Renck:	First of all, you've indicated what you spent in legal fees for the last two years. Do I presume that you mean 2001 and 2002?
Joseph Durrett:	Yes.
Bob Renck:	Okay. So you spent 6 million during those two years. Can you tell us, as shareholders, what you've spent on the lawsuit since inception?

Joseph Durrett:	I don't have those numbers in front of me. I'd have to go and pull that out. And I simply don't have it.
Bob Renck:	Okay.
Joseph Durrett:
The reason I gave you those numbers was I wanted to give you something that was happening now so you could get some type of an appreciation of how $10 million compared. I did not look up the other numbers.
Bob Renck:	Well I think it's important that we understand how $10 million compares to the investment in the lawsuit to date.
Joseph Durrett:	Okay. Well the reason I did those is I simply thought that what was here most recently would be most relevant.
Bob Renck:	Well, they're both relevant. I mean, I prefer to have them annually. But at least we're one step better than we were before.
Joseph Durrett:	Okay.
Bob Renck:
The next question I have is this. You are—in the CVR offering—let's just take it through. First of all, as Dale indicated, unless you've got a wizard of a tax lawyer, it would appear to me that you lose the 116.8 NOL. Is that correct—on the change of control?
Joseph Durrett:	Yes.
Bob Renck:
Okay. Now let's assume for the sake of discussion—just take us through the math—let's assume there's a $100 million settlement to make it easy. Can you tell us how that pre-tax settlement is allocated? Because I guess first what happens—we've got $10 million presumably spent in legal fees for the sake of conversation.
Joseph Durrett:	So you're going to assume that all the 10 million is gone.
Bob Renck:	Yeah, let's assume for the sake of discussion the 10—I mean, it doesn't really matter what's gone or not. I just want to understand how the equation works.
Joseph Durrett:	That's okay. Why don't you keep on going with any...?
Bob Renck:	Okay. So we've got 100—let's say that X dollars comes in. Call it 100, call it 2, it doesn't make any differences.
Joseph Durrett:	That's right. Let's call it 100 and let's...
Bob Renck:	Let's call it 100. Then you've got $10 million comes off the top, right?
Joseph Durrett:	It's gone. So let's assume the 10 is gone.
Bob Renck:	Now we have 90. Okay?
Andrew Balbirer:	(Unintelligible)
Joseph Durrett:	My CFO wants to hold the 10 back.
Andrew Balbirer:	Bob?
Bob Renck:	Yeah?
Andrew Balbirer:	Let me walk you through it.

Bob Renck:	Okay.
Andrew Balbirer:	The 10 million has been paid in by Symphony and Tennenbaum, and that stands alone and will not come off of proceeds.
Bob Renck:	Okay.
Andrew Balbirer:
Okay? So let's take your 100. The IRI rights holders will get 60 pre-tax. The new owners will get 40. That 60 will be tax effective by a rate of 34%, so basically the IRI rights holders will end up with a net of 40.
Bob Renck:	So it's not a pass through. It's going to be taxed at the...
Andrew Balbirer:	It'll be taxed at the corporate level.
Bob Renck:	Do any of the buyers get any of those taxes as an offset in any way, shape, or form to the other operations?
Andrew Balbirer:	I'm not sure I understand your question.
Bob Renck:
I just want to make sure—there's no joint—this is a separate legal entity, these rights. I want to know whether or not any of those tax dollars can be—any of the tax payments can be used against any other thing in any other entity.
Andrew Balbirer:
They can use their NOLs. The new entity is going to have the NOL. They presumably would be able to use it on their portion of the proceeds. But they'll also have limitations on that NOL based on the change of control.
Bob Renck:	Okay. And that'll be explained in the proxy document.
Andrew Balbirer:	I assume it will be explained in the tender offer document, yes.
Bob Renck:	Okay. All right. So then what happens—now according to the 8K you filed, William Blair gets 0.84%. Is that 0.84% of the 60 making it 1/2 point?
Andrew Balbirer:
It's actually 0.84% of the 40, which would be the net proceeds to IRI shareholders. And then that amount would be split 60/40 between the IRI shareholders and Symphony and Tennenbaum would come off the top.
Bob Renck:	What's the 40, the only...?
Andrew Balbirer:	Our 40—it's the after tax. They would get compensated on the after tax proceeds. Let's go back to your example.
Bob Renck:	Yeah.
Andrew Balbirer:
On a settlement of 100 the IRI rights holders would get 60 pre-tax. It would be tax affected. The distribution would be 40. Blair's fee would be calculated on the 40, that .0843. And then that amount, whatever it is, would be split 60% between the IRI rights holders, and the other 40 would be picked up by Tennenbaum and Symphony.
Bob Renck:	Okay. So their fee's not being calculated on the 40.
Andrew Balbirer:	It's being calculated on the net
Bob Renck:	On the net after tax proceeds, okay.
Andrew Balbirer:	It comes off the top between Tennenbaum and Symphony and IRI.

Bob Renck:	Okay. So let's—okay. So that's how—now in the 8K documents there was a comment about I guess the second 5 million, if called, is getting LIBOR plus 7 1/2 percent. Could you explain that?
Andrew Balbirer:
Yeah, Tennenbaum is guaranteeing the second $5 million at a rate of LIBOR plus 7 1/2 . The cost of that for a period of time up until trial will come out of the $10 million fund that has been set aside. Once the trial begins to the extent that commitment remains out there after trial, the cost will be picked up by Symphony. And to the extent there are any proceeds distributed as a result of this transaction or this litigation, those costs will once again be split 60/40.
Bob Renck:	So basically the $10 million that they're up fronting, they're really not up fronting 10, if there are proceeds, they're up fronting 4.
Andrew Balbirer:
No, no, no, it would be the—I mean, if you want to look at it that way, it would be—well they're up fronting the 5 million with a commitment to provide another 5 and then there would be an interest cost for a period of time on that second (unintelligible). So if you want to look at it that way, they're up fronting...
Bob Renck:	So the only...
Andrew Balbirer:	....nine point, you know, six or seven, something like that.
Bob Renck:	So it's only the interest cost that's paid, 60/40.
Andrew Balbirer:	Yes, yes.
Bob Renck:	So they're not really putting 10 million up.
Andrew Balbirer:	Yes, they are. Yes, they are.
Bob Renck:	They're putting $10 million up because they're putting a letter of credit up, and they're putting 5 million in cash in a letter of credit. And a letter of credit's as good as cash.
Andrew Balbirer:	Absolutely.
Bob Renck:	But they're also not—but they're basically renting the back end of the money to us...
Andrew Balbirer:	Correct.
Bob Renck:	....at LIBOR plus 7 1/2.
Andrew Balbirer:
Right. And the back end will come out of proceeds at the end of the day. But the point here is they are putting up 5 million in cash now. When that 5 runs down to a certain number, we will be able to draw on that second five. It will either be funded in or we will draw on the LC.
Bob Renck:
Okay. Let me just follow-up on I think it was Dale Benson's question. The real question is, yes, you've hired a banker, and yes, you've done this. Has anything changed in your perception of what the business was going to be like since your last public comments? Or simply put, why does this deal have to be done?

Joseph Durrett:
Has there been a perception? No, there hasn't been a perception change since my last public comment. The basis on why we were looking for a partner has been unchanged since we started. We were looking to transform our business. In order to transform our business we knew that we needed access to capital. We needed access to certain intelligence and resources. And we looked at doing that on our own. And we think that this is the best way to do it.
Now to give you more on that, we're going to actually have a response to the tender offer. And you're going to have some more granularity around that statement then.
Bob Renck:	Okay. Well it sounds to me, Joe, I mean not to put too fine a point on it, but the IRI that's owned by the present shareholders is not getting a partner. Okay? It's being sold.
Joseph Durrett:	Right.
Bob Renck:
I just—so I don't know where it benefits—I mean, let me just reserve my opinion to it. But I think that there are some issues here with regard to disclosure that I hope are resolved in the response to the proxy because I don't see that we can do more than the kind of analysis that Dale has done based upon these issues. I don't think we really have a handle on what's happening in the analytics portion of the business. We only know what the reported numbers are. So let me know use the soapbox. But I hope there's a lot of disclosure.
Joseph Durrett:	Okay. Thank you, Bob.
Operator?
Operator:	Your next question comes from (Eric Rollem) with Deephaven Capital.
(Eric Rollem):	Yeah, I had a couple questions.
Joseph Durrett:	Sure.
(Eric Rollem):
First of all, am I right in understanding that in the litigation there is—ACNielsen has a counterclaim against us? And I'm just wondering, you know, if they somehow prevail on that and let's say just hypothetically, you know, we get zero, how does that work out if there's a liability all of a sudden as opposed to, you know, winning? So yesterday you talked about how the outcome here is between zero and, you know, $1 billion. But how about if it's negative?
Joseph Durrett:	The answer is they don't have a counterclaim. They have an old idea that they had a long time ago that went out of date.
(Eric Rollem):	Is it no longer pending?
Joseph Durrett:	Let me turn it over to one of our attorneys who is here from Freeborn & Peters.

(Brian Norton):
Hello. This is (Brian Norton) speaking. Nielsen does have a counterclaim pending. It is a counterclaim that was filed at the initiation of lawsuit. It has to deal with (Lanamax) claims that we misrepresented what the (SOO) stood for. And their contention in general was that the (SOO)—we had misstated the (SOO) contained findings of facts. Since that time the judge has made a different ruling in the case indicating that, in fact, the (SOO) does contain findings of facts. So we feel strongly about our view with respect to the counterclaim.
(Eric Rollem):	But the question is hypothetically they could win damages on that claim still - is that right?
(Brian Norton):	It's still in the case. Correct.
(Eric Rollem):
And if that happened, then where would that money come from since it's now been spun out to the holders? I mean, let's say they won $100 million, I mean, I'm just—whatever—$50 million. You know, who comes up with that money? Who pays that money?
Joseph Durrett:	The owner of the company would. But here's the key thing I think that might be of interest to you is that to the best of my knowledge the CVR owners cannot get less than zero.
(Eric Rollem):	Okay. They can't get less than zero. Okay, yes, (unintelligible) I was just wondering how that worked out.

And the other question I had was we had this good decision for us April 29th where the judge seems to basically give us back our claim sort of on a different theory that he had taken away earlier. My understanding is that the damage calculation that we talked about for $350 million was predicated on our old theory. And I'm wondering whether or not we feel confident that we still are looking at a potential recovery of $300 million under the new theory?

Joseph Durrett:The answer to that is yes. I've got another thing that I want to tell you. It's that, as of tonight, you can go to our Website and pick up some additional information. The Website is infores - I-N-F-O-R-E-S - .com. And in there, if you get into a section called acquisition information, there'll be some background on the antitrust lawsuit, some recent press releases, the latest district court ruling, and also some stuff in there on the ruling from the Canadian Tribunal as well as the European Commission.
(Eric Rollem):	Okay.
Joseph Durrett:	Operator?

Operator:	Your next question comes from (Julia Grace) with (Amateck Capital).
(Julia Grace):	Thanks for setting up this call today. A few questions—has there been a fairness opinion issued yet and, if so, by whom?
Joseph Durrett:	Yes, William Blair.
(Julia Grace):	And will you be able to make that available to us in one of the upcoming filings?
Joseph Durrett:	Yes.
(Julia Grace):	Okay. And the fully diluted shares that are being used for the deal, is it around 40 million?
Andrew Balbirer:	Thirty million.
(Julia Grace):	Thirty million—so that's on a fully diluted basis. That includes the shares in the option plan and the restricted shares?
Andrew Balbirer:	Yes, it's just north of 30 million.
(Julia Grace):
When you guys were in talks to (unintelligible) the company obviously you said that nobody wanted to have a separately registered security. Were there any talks with ACNielsen in attempts to settle this litigation and move on and not focus on the litigation going forward?
Joseph Durrett:	You know, we covered this in previous things. But any conversation we would ever have with them would be confidential and not disclosable.
(Julia Grace):	Okay. And was the intent of I guess the option to pursue alternatives, was this basically so that management could move on? Did you have no desire to stay with the business?
Joseph Durrett:	To the contrary, I think that most of the managers, myself included, are very excited about the prospects for the business.
(Julia Grace):	I would have to say that we, as shareholders, also agree with Dale and (unintelligible).
Joseph Durrett:	Operator?
Operator:	Your next question comes from (Glen Krevlin) with Glenhill Capital.
(Glen Krevlin):
Hi, Joe. I've been following this company for quite some time and, you know, going back through your predecessor and sort of following what's been going on here. And I'm a little bit confused as to, you know, having slugged it out in the courts for so many years and now being, you know, on the 10-yard line, why the company's sort of chosen this time to sort of take away some of the upside from shareholders who've been around this thing for, you know, 10 years or so. The timing seems strange to me. I'm wondering if you can walk me through, you know, when you're basically as close as you are to finally getting a ruling why you'd choose to punt at this point?
Joseph Durrett:
A couple of things—the current transaction, we think that it captures the value of the company, we think it captures the run up in the value that was most recent, and it locks in an opportunity rather than making it a speculative opportunity for the CVR holders to share in what we think—and I can tell you within this building—is a victory of getting 60% of the lawsuit proceeds. So this seemed to be a much more sure thing for us. And as we got into this Blair process—what we call the Blair process—working on it. We became increasingly convinced that we were doing the right thing.

(Glen Krevlin):
I guess my second question would be since I haven't followed this for a bout a year or so is how much capital do you think it would take to re-engineer the business along the lines that you think makes sense going forward.
Joe Durrett:	I would rather reserve a comment on that and let you read our response to the tender offer. And then if you have additional questions please let us know.
(Glen Krevlin):	Okay I will do that thank you.
Joe Durrett:	Thank you.
Operator:	Your next question comes from (Floyd Simms) with (Watchpoint).
(Floyd Simms):
Could you comment if you had any other offers higher than existing levels that require basically all the upside on the legal expenses or the legal ramifications here? And then second Joe do you benefit in any way by getting any incentive or bonus on locking in at these levels?
Joe Durrett:
Let me take the second one first. I don't get any thing that is not already public. I don't get any bonus for locking in at these levels. The second I think you aught to see the tender offer. And that response that we are going to give will I think give you some good perspective on what other offers were. Is there another question you would like to ask?
(Floyd Simms):	No that is it thank you
Joe Durrett:	You bet.
Operator:	Your next question comes from (Rod Bencastleman) with (Coldan Capital).
(Rod Bencastleman):
Hi Joe the question I have is just looking at the—there seems to be some kind of top off prevision was something that you could issue more shares if 90% is not achieved at the tender offer. And in return they pay $3.30 plus a CVR. With the additional issuance of CVRs does that dilute the number of CVRs that are outstanding? How does that work?
Joe Durrett:	It would not dilute the CVRs as a function of the top up.
(Rod Bencastleman):	So what happens to the CVRs that are issued then?
Joe Durrett:	They would cancel—the additional ones. So if they go to the top up that $3.30 plus the CVR—those additional CVRs will be cancelled.
(Rod Bencastleman):	Right if they are going to be cancelled then why not just then pay $3.30. Then why issue the CVRs. I am not sure I understand why the CVRs and then cancel.
Joe Durrett:
I am sure there is a terrific legal reason for that. I think it has to do with the fact that that is the tender at that point in time. And maybe they have to abide by that until some later point in time.
(Rod Bencastleman):	Okay thank you.
Joe Durrett:	I think it is straightforward and I think that it is all in the 8K. I can clearly vouch—one of the early callers said it is a difficult document to read at one point. And it is.
(Rod Bencastleman):	So the CVRs—the CVR agreement basically says that they will—whatever is issued will be cancelled.
Joe Durrett:	Right okay. Operator?
Operator:	Your next question comes from (Ben Stoller) with (HS Capital).

(Ben Stoller):	Hi guys how are you? In terms of the record date for the—when is that scheduled for? And what percent of the—are the majority of the shares outstanding or majority of plurality—simple plurality?
Joe Durrett:
I am going to start on this and (Andy) will listen to me and make sure that I have it the way he has it. Which is what is happening is that the buyer has about 10 days and they will file their tender offer.

At that point in time they will go through a first trial of about 20 days. And during those 20 days they will be looking to achieve 51% ownership. Achieving that then depending on how much they have they will lose one to subsequent stages. Is there more you would like to ask there?
(Ben Stoller):
Hold on one second here. In terms of the CVR you are not going to issue it because you may give us some of your strategy to (AC Neilson) and you don't want to show that strategy. And it is fair that (AC Neilson) may be buying up CVRs. Which legal firm provided that advice and as vague as we can be in filing why don't you think we can get a filing out there that allows CVR to be tradable.
Joe Durrett:
First of all I neglect to tell you that we have received legal advice from a combination of law firms that are registered as representing for the lawsuits. And are also representing us in terms of this transaction. I also want to return back to another piece, which is none of the potential buyers, was willing to consider any registered statement as a part of the CVR.
(Ben Stoller):	Why didn't (AC Neilson) if you are worried about (AC Neilson) begin buying stock currently?
Joe Durrett:	I think that if they did that that would be inappropriate. So I don't think…
(Ben Stoller):	Would it be appropriate for them to buy CVRs?
Joe Durrett:	I can only rely on the advice that I have received was that they were out there we could get into a situation where they could be.
(Ben Stoller):	Okay one other question (Monica Weasman) really in the front process here—she is the general counsel. Why has she not been on these calls and not available?
Joe Durrett:
I am glad you asked (Monica) is very very much in this process. She is not here for personal reasons yesterday and today. But she is very much in touch with what we are doing and we rely on her a great deal.
(Ben Stoller):	Okay thank you.
Operator:	Your next question comes from (John Nelson) with (King and Associates).
(John Nelson):	Yes first of all on the (Neilson) buying the CVRs—(IMS), (Neilson) and Dun and Bradstreet had the understanding that they couldn't buy IRI shares which would probably also include the CVRs.
Joe Durrett:
They do have a joint agreement. I am not an expert in it. I do know that there are certain prohibitions into how much they could buy. But we are sitting here with the CVRs, which seem to be different than making a purchase of the company.

(John Nelson):
The other thing I would like to kind of go along with (Dale Benson)s comments earlier that I think that the deal is pretty locally inadequate in my opinion. But basically either you sell the company for a low-end kind of expectation on the lawsuit and now value for IRI. Or you sell the company and get no value for the lawsuit.

Basically by selling it out this way I think reduced value to the shareholders. Basically I view it as you have two options—an option on the company improving and an option on the lawsuit. So the company should be really valued under a combination of those two options. Not some kind of expected value on today's earnings.

And then you are giving away the NOL, which is a loss of value. You are giving a non-marketable security for the CVR. That reduces the value. If you (unintelligible) in the $1.00 range you re forced to sell at a short-term gain, which reduces shareholders value.
Joe Durrett:	I appreciate your comments and I thank you for them. I am glad you had a chance to voice them.
Operator:	Your next question comes from Morgan Rutman with Harvest Management.
Morgan Rutman:	Hi again I like to echo thank you for taking this call because it is not often that you get a management team that is willing to take the number and details of these calls so we appreciate it.
I had two follow up questions. First you gave us what (William Blair) got on a continuing basis. Did you give us what the law firms would get on a continuing basis as well?
Joe Durrett:	I made a statement earlier that I said that we had one law firm, which is working under partial contingency of 5%.
Morgan Rutman:	Okay and you said that (William Blair) gave you the fairness opinion.
Joe Durrett:	Yes I did.
Morgan Rutman:
Do you get the sense that there could be any conflict of interest because (William Blair) is getting paid contingency fees on lawsuits and giving you fairness opinions. And would it have been better or isn't it better to bring in some third party investor bank to give us a fairness opinion?
Joe Durrett:
Let me give you top line answer to that. And we signed an agreement with (William Blair) prior to our considering that we would have a contingent value rights agreement as part of it. And the agreement that we signed with them was a typical market agreement that provided for fee based on certain transaction side.

And as in most of these documents it also had an additional element in there should there be some type of a contingent payment—or some type of a work out for example. And if you look back at the document with our anticipating at the time that we signed it—looking at it now we realize that the lawsuit became a much bigger part of the whole process.
And we were calling it the contingent value. And it flowed into their overall compensation for the transactions.
Morgan Rutman:
Okay I guess I can understand that but I think all of us on the call might feel better if some third party had actually valued these contingent parts because since we don't really get a chance to value them.

My next question—the previous caller started to touch on the NOL. As part of this negotiation essentially what we have done is we have created a 34% tax burden on any disruption we get from the lawsuit. And not gotten any of the shield of the NOL that we had so that if the corporation had received the money.

And therefore had a lower tax rate than 34% by virtue of the NOL you could have dividend it out to us at a 15% tax rate on the current tax law. You could have bought back stock and given those who had owned it for more than a year 15% tax rate. Was there any thought given to that—that is a pretty huge difference in percentages 34 and 15.
Joe Durrett:	There was a lot of thought given to it in terms of understanding what the tax rate was. And as you can imagine in any negotiations there were some calls on that. And the 34% was a negotiated rate.
Morgan Rutman:
Okay and in the—in your negotiations (William Blair) had to come up with a valuation—or some advisor had to come up with a valuation of what they thought the lawsuit was in order to pine on the fairness of whether or not the $3.30 plus 40% of the lawsuit was quote unquote fair from a financial point of view. Is that a fair statement that there is—that there are valuations of the lawsuit that were used in the discussions at the board level?
Joe Durrett:	Yes I think what you aught to do on that—and I urge you to do is to wait until you see our response to the tender offer.
Morgan Rutman:	I wouldn't ask you what it was but it is fair thought that that was a part of the board's discussion that some value had to have been placed on it in order to determine whether or not it was fair.
Joe Durrett:	I appreciate where you are and I hope you appreciate that I would rather you wait until you read our response to the tender offer.
Morgan Rutman:
Okay and then lastly and I know you answered it partially earlier. But you said that you had received other offers for the company. And you ask us to defer and wait to see what they were. But were those offers—all of them were they partially sharing in the lawsuit with us? Or were there offers where we kept 100% of the lawsuit or they kept 100% of the lawsuit.
Joe Durrett:
I understand what you are asking me here and I know you have ask me previously and I hope you respect the fact that I would like to give my previously answer to that to wait until you see the response to the tender offer.
Morgan Rutman:	I understand and I appreciate that. Thank you very much.
Joe Durrett:	You bet.
Operator:	Your next question comes from (Sean McDaniel) with (Blackbird).
(Sean McDaniel):
Yes just a couple of quick follow-ups. You mentioned just to touch on it again that there were multiple bidders and no one considered buying the company with CVRs was listed. This suggests that (Blair) came up with this idea. Can you tell us did (Blair) contrive the idea of the CVRs—did they come up with the CVR concept and pitch it in the pitch book?
Joe Durrett:	No.
(Sean McDaniel):	So I guess the first bidder came out and said what we want to do a CVR. And the second one came out and said we want to do CVR etc.

Joe Durrett:
As candid as I can tell you my memory right now is as we worked on this. The law firms representing us or representing the bidders came up with issues and instruments that would allow sharing of the ownership and the potential proceeds of the lawsuits. And this contingent value rights instrument was one of the instruments that were looked at.
(Sean McDaniel):
And every one of the bidders and numbers one through whatever came up and said we want to do a CVR but it can't be registered. And the second one came up and said we want to do a CVR but it can't be registered.
Joe Durrett:
I can tell you that what happened is that various bidders had various ideas. But none of them were willing to do anything that wasn't that was registered. And from the standpoint of the board what our motivation was reserved return on the lawsuit of the shareholders as much as we possibly could.
(Sean McDaniel):
Okay—one quick question we talked about valuation and I would like to understand a little bit better if I could Joe. Do you currently have in your—do you personally have any stock options that are stuck at prices below $3.30 a share?
Joe Durrett:	No.
(Sean McDaniel):	Okay so your package on exit will be strictly limited to your salary.
Joe Durrett:	There are some other elements and they are all available in public documents.
(Sean McDaniel):	You will not be with the (LBL) firm that posts the deal?
Joe Durrett:	I don't know—I don't have any arrangement. I can just repeat what I told you which is that the firm that buys it will make their decisions. And I have had no arrangement looking forward on that.
(Sean McDaniel):	Okay so you have had no discussions with them about any subsequent events that would compensate you in another way other than stock options. Because it just doesn't make sense what is happening here.
Joe Durrett:	I have had no discussion around stock options with anybody buying the company.
(Sean McDaniel):	Okay and you have no current employment contract following this transaction?
Joe Durrett:	I have no contract following this transaction.
(Sean McDaniel):	Thank you.
Operator:	Your next question comes from (Dale Benson) with (Benson Associates).
(Dale Benson):
Just a follow up there I do read that there is a change of control provision and I don't remember what the terms are. But you say that (Blair) explored all opportunities but you never did come back to the shareholders. As I indicated earlier it is very likely that four or five of the largest shareholders could have given you $10 million for interest to replace the $10 million that you are going to get from outsiders to get 100% of the deal.

And I know four years ago—three years ago in my notes that the (unintelligible) were running 7 to 8. So I have to believe that they are getting 40% for 10 and we are getting 60% for maybe 30 or 40 or more. It just doesn't add up. And everybody seems to think Joe that it just doesn't add up.

You never came to us. Why didn't you come to the shareholders? Why didn't (Blair)? Maybe because they weren't going to get a big enough seed with the rights offering. But why didn't they come to shareholders? Why didn't you say hey shareholders—because others have done the same thing—hey shareholders how about a rights offering for $10 million or $15 million in order to fund the legal expenses going forward?

We will create the CVR we will set it aside as a separate legal entity within the corporation so it wont effect operating earnings. And it will free the company from the expense of funding the legal expenses on a going forward. You could have done it. And you would have had the money in a heartbeat—in a heartbeat.

But nobody ever suggested that apparently (Blair) included. That existing shareholders might be more than willing to fund the expenses that you are looking to fund now with this offer. It just doesn't compute—it just does not compute.
Joe Durrett:
I appreciate you taking the time to tell me about that. The one thing I would like to say is that when we started this overall looking at strategic options the lawsuit was and still is only a part of why we did this. We did this because we were looking to find a way to strengthen the company over the long term. And provide maximum value for the shareholders.
(Dale Benson):
And that is exactly what the shareholders are looking at too. So the shareholders—and especially those of us that have been around for four or five or six years have more than a passing interest in the company succeeding on an ongoing basis.

And would probably have been more than willing to fund a rights offering. Or a convertible or something like that. I know that has been done by—with other companies. So I mean you say they explored all opportunities they sure as hell didn't come to us.
Joe Durrett:	Okay.
(Dale Benson):	We are the owners of the company for God's sakes.
Joe Durrett:	Yes you are. Thank you (Dale).
Operator:	Your next question comes from (Floyd Simms) with (Watchpoint).
(Floyd Simms):
My question was did you ask any of the existing shareholders to put any offers on the table as well too. That is one thing. Second on the CVRs if there is a settlement between now and September of next year do we get seed out according the same way on the CVR but just a lesser amount whatever the settlement?

And third can you touch on or maybe provide—what is (Symphony) Technology group doing in revenue? Or what would it cost you to acquire a company that would allow you to drive us going forward rather than the reverse transaction?
Joe Durrett:	You asked three questions could you give me the first one, one more time Floyd.
(Floyd Simms):	Yes did you ask any of the existing shareholders to put any offers on the table?
Joe Durrett:
The headline I can tell you on that is this was as public of a process as we can think of. And everybody in the world knew about it and to the extent that shareholders wanted to come forward I am sure that they did.

(Floyd Simms):	Now at this point where the offer where it is that might be a lot different.
Joe Durrett:
Okay well I don't mean to be cute but even now if that is really the case there is an opportunity for you to top what is here. So I just want to be clear about that. There is a $4 million break up fee, which I think is digestible. And if that is what you all want to do that is your business.
(Floyd Simms):	Looking at the settlement—if there is a settlement pay down?
Joe Durrett:	Yes start of with that again and just go through to make sure I heard it correctly.
(Floyd Simms):	If there is a settlement in-between now and September '04 how does that get paid out in CVRs trading or whatever form they are in?
Joe Durrett:
I think in the 8K you will find that the owner is obligated to keep a registry of the owners. That will be divided on the same 60/40 basis between now and then. So the proceeds in a settlement will be the same as those selling the judgment—and you had a third question.
(Floyd Simms):
The last question (Symphony) Technology group what are they doing roughly in revenue or maybe if you could comment on that. And also what it would take in terms of capital for you guys to acquire someone else to basically—you mentioned that you needed to be acquired here as you move forward in terms of capital expense.
Can you comment to what you would need in order to do the reverse transactions instead of being bought out where you can acquire someone else?
Joe Durrett:
Let me see if I can give you a couple of headlines on that. First of all in regards to (Symphony) what I would really prefer you to do is to call them and ask them. They have a Web site and probably some more you could learn there. I do know that we released some information in our press release on (Tenanbaum) that they were a $1.7 billion capitalized firm.

You ask a question of what it would cost for us to go and get some of the resources that we need. Without going into a great deal of detail I can tell you that it is a management team we looked at the acquisition of other companies. We looked at the acquisition of ways to redo some of our technology.

We looked at partnerships. And in each case what we came up with was financially unattractive. And would require us to pay it out at such a speed that I didn't feel good about it. So we discussed all of this with the board and I simply want you to know the board demanded that we were very rigorous in looking at every single alternative.
(Floyd Simms):	Thank you.
Joe Durrett:	You bet is there another question?
(Floyd Simms):	No.
Joe Durrett:	Okay.
Operator:	Your next question comes from (Tony Wyann) with (DRS Management).
(Tony Wyann):
Hi again thanks for taking all of these pretty pointed calls. I had a jump off for a bit can you explain something that you talked about in the beginning why it is possible—why we can't prevent (AC Neilson) from buying a large percentage of the CVRs if they are registered? Why can't we prevent that from happening?

Joe Durrett:
You know what I am not an expert at that. What I do know is that it is the considered opinion from the law firms that we are working with that is something that we couldn't do. And because I had these other two conditions—most importantly that none of the people willing to go into this transaction with us was willing to go in with unregistered CVR.
Plus the other complication that we saw in terms of a registered CVR I didn't pursue it to see some way I might be able to move around (Neilson) buying some of the CVRs.
(Tony Wyann):
Okay but why didn't we pursue it? This is one of the reasons and I would say—again I mentioned on the call they would say at least 70% of the questions on this call have been regarding CVRs. How come we didn't fully explore this?
Joe Durrett:
First of all I think we did explore. I am just trying to tell you that I had two other reasons too that were just controlling that in a very extensive and public option. Finding everybody we could we found no potential buyers that were willing to consider a registered instrument.
(Tony Wyann):	Okay why—when you ask them why weren't you—why wouldn't you consider it what was the answer?
Joe Durrett:
I think that in those cases where I spend more and more time on it that they had reasons much akin to the ones that I have given you already as to why we thought having a registered instrument wasn't good. And I think we are going to cover more of that when we get to our response to the tender offer. And I urge you to read that.
(Tony Wyann):	Okay thanks very much.
Joe Durrett:	Okay Operator?
Operator:	Your next question comes from (Nelson Obis) with Winfield Capital.
(Nelson Obis):
Hi there thanks just one quick question regards to the fairness opinion since we have investment bank that is participating in the CVR. I am really shocked that that special committee or the counsel of the special committee—and you said you have reputable law firms throughout. Didn't recommend strongly a second fairness opinion. There is ample precedent in situation like this to bring in more than one firm.
Obviously this is a highly scrutinized transaction could you comment on why there wasn't a thought given that unusual contingency held by (Blair) not to have a second fairness.
Joe Durrett:
I think that what I would like you to do is to read the response to the tender offer. And tell me how you feel after you have read that and that you have read to the extent of which they were influenced in terms of the fairness opinion advisor.
(Nelson Obis):	Okay fair enough but there is enormous precedent for having another entity but I will look at it carefully thank you.
Joe Durrett:	Thank you.
Operator:	Your next question comes from (Tom Delaney) with (Atlas Partners).
(Tom Delaney):	I have a comment to a previous question was there any consideration given to a reverse margining whereby whatever (Symphony) is going to put IRI together with reverse margining into us.
Joe Durrett:	None.

(Tom Delaney):	Okay and the (Symphony) that we are talking about is the Palo Alto based investment firm yes?
Joe Durrett:	Yes URL of (Symphony) TG stands for technology group—dot com.
(Tom Delaney):	And they are more of an investment firm to have operating entities within it?
Joe Durrett:	I personally wouldn't conclude that. I would conclude they are a much more of a strategic player. But I think you aught to read it and make your own conclusion.
(Tom Delaney):	But no discussion about doing a reverse margining to us was ever contemplated.
Joe Durrett:	None.
(Tom Delaney):	Okay thank you.
Joe Durrett:	Operator?
Operator:	At this time I would like to remind everyone in order to ask a question please press star then the 1 on your telephone keypad.
Joe Durrett:	Operator are there any more calls?
Operator:	At this time there are no further questions.
Joe Durrett:	Okay I just want to make this very sure because I know a lot of you have spent a lot of time getting in on this call. And I want to make sure that we have completely exhausted every call.
Operator:	We do have a follow-up from (Sean McDaniel) with (Blackbird).
(Sean McDaniel):
Yes sorry to drag this out so long Joe. Can you tell us has (AC Neilson) had any discussion with (Symphony) regarding information resources and what is going to happen to the company after this deal is consummated?
Joe Durrett:	I have asked them that question and the answer was no.
(Sean McDaniel):	Okay so they have not had any discussions regarding parts of information resources.
Joe Durrett:	I can just repeat what I told you.
(Sean McDaniel):	Okay thank you.
Joe Durrett:	You bet. Next question operator?
Operator:	Okay one moment so we can compile any roster. You have a follow-up from (Ben Stoller) with (HS Capital).
(Ben Stoller):	Hi just a follow up regarding if there was to be a settlement with (AC Neilson) and Bradstreet say within the next month are we able to walk out of this deal and just pay the $4 million?
Joe Durrett:	Yes.
(Ben Stoller):	I presume economically that is what we would do right?
Joe Durrett:	We have to wait until what ever point in time we had that and make that decision at that point in time.
(Ben Stoller):	Thank you.
Operator:	You have a follow up question from Morgan Rutman with Harvest Management.

Morgan Rutman:
I just wanted to clarify the previous—not previous but the one before that question. When you sign confidentiality agreement with (Symphony) (Tenanbaum) and others. As part of that confidentiality agreement did you require them not to have discussion with Neilson? Or put it another way they were bound by the confidentiality—they couldn't let (Neilson) know that they were speaking to you.
Joe Durrett:	You know what I am going to have to ask you to repeat that. I apologize for that but if you could repeat that.
Morgan Rutman:	You sign confidentiality agreement with numerous parties as part of this process.
Joe Durrett:	Right.
Morgan Rutman:
And as part of those confidentiality agreements did your lawyers put in certain language that would keep—obviously you were giving them material now public information about the company and the lawsuit. As part of that was there confidentiality signed by those parties that forbid them from talking to or passing any information on to (Neilson) to the extent that they received information from you.
Joe Durrett:	Yes
Morgan Rutman:	Okay so the answer to that question that (Symphony) could not have talked to (Neilson) because they would be bound by confidentiality agreement.
Joe Durrett:	Yes.
Morgan Rutman:	Okay great thank you.
Operator:	You have a follow up from the line of (Eric Rollem) with Deephaven Capital.
(Eric Rollem):
Hello sorry to belabor the point but I just wanted to follow-up on damages. Without giving away anything that hasn't already been stated to opposing counsel can you give us any color on how you reached the $350 million number?

I am looking for—this litigation will be going on for six years. I assume that there has been public statements or statements that have been made to opposing counsel. If you can help us understand how that number is arrived at without giving away any strategy or harming us in any way.
Joe Durrett:	The answer to that is no.
(Eric Rollem):	When you say no do you mean that there have been no statements or you don't know of any way of commenting on it?
Joe Durrett:	There is no way that I can comment on that that would not be the detriment of our program.
(Eric Rollem):	Okay fair enough thank you.
Joe Durrett:	You bet—operator is there another question?
Operator:	At this time there are no further questions. Are there any closing remarks?
Joe Durrett:	I just want to make sure there are no questions because I don't intend to do this again soon. And I want to make absolutely sure that anybody has a question. Going once.
Operator:	And we have a follow-up from (Julia Grace) with (Amateck Capital).

(Jeff Priest):
Hi actually this is (Jeff Priest). We are sharing the line on this. I want to understand better your are asking us to submit for tender these shares at a price that seems pretty unanimously on this call at least that seems too low certainly to us and too low to other holders.

Without really giving us any information other than what I sense is a management team tired of fighting a battle. And I want to get a better sense of where are we suppose to draw our decisions from regarding the company.

And this tender when I look at the acquiring company is basically being an investment bank. And while they may be a very good one at creating software companies you have talked about the survival of this company as if we are all going to participate.

But in fact we participate in very little. We have been diluted out 45% on our holdings in the litigation. And I would like to get a better answer for that. Because I have not in the time I have been on this call heard an answer to that.
Joe Durrett:	What I would do is rely on what I told you today about the process we went through to get where we are.
(Jeff Priest):	That is fine.
Joe Durrett:	Let me finish—and in terms of the process. I think that as you see our response to the tender offer you would get additional sustenance on it.
(Jeff Priest):
I understand and I will look closely at that. But if you are not going to ever do another meeting like this on the phone for all of us to kind of discuss this. Then it is kind of counter productive to rely—to ask us to rely on that filing for having not received it with no ability to converse about the subject again.

I think there aught to be a two-way pattern here. And giving up what appears to be 5% to - 5% of the litigation proceeds to the lawyers—some to (Bair) and 40% off to (Symphony) leaves us wondering what was the point of the six years of battling when you had (unintelligible) in three different jurisdictions.

And then go give up like this. And I would go along with I think your largest holders comment why didn't you come to us? I know you opened up the process but for your shareholders independently may not have been willing to do all of an issuance by you in term of rights. But certainly collectively they would have been willing to do it.
Joe Durrett:	Thank you.
Operator:	Your next follow up comes from (John Nelson) from (King and Associates).
(John Nelson):
Yes I guess I just want to follow-up with (Dale)s comments of what would could be fairer though than to give us a chance to buy—if you need cash to give us a chance to buy the stock. Even if it drops low we have an opportunity to take advantage of that opportunity. I don't see what could be fairer than to do that.
If that is all that is really needed is cash why don't we do that. If you guys need options from management that might be much more attractive than this scenario.
Joe Durrett:	Thank you (John). Next question.
Operator:	The next follow-up comes from (Floyd Simms) from (Watchpoint).

(Floyd Simms):	Just on the damages again it is fair to say that the damages originally at one point I think (unintelligible) billion—the damages today are greater than they were originally.
Joe Durrett:	The answer is yes.
(Floyd Simms):	Okay thank you.
Joe Durrett:
You know what I just want to go back to one thing. I am happy to do these questions but to a large extent we are just covering old ground. And I hope that those of you that have anything else to say can actually come up with something that is important and new for the benefit of yourselves and for others.
Operator:	The next follow up comes from the (Tom Delaney) with (Atlas).
(Tom Delaney):	Yes Joe one clarification. You said that you had asked (Symphony) if they had spoken to (AC Neilson)—is that correct?
Joe Durrett:	I did.
(Tom Delaney):	Why would that question be necessary if (Symphony) had already signed an NDA.
Joe Durrett:	First of all they could have done it before they signed the NDA.
(Tom Delaney):	Okay.
Joe Durrett:	Anything else.
(Tom Delaney):	No.
Joe Durrett:	Okay.
Operator:	Your next question comes from (Julia Grace) with (Amateck Capital).
(Julia Grace):
Just on (Jeff's) comment earlier since you are going to be filing our response to the tender offer and it would be helpful for us to be able to have this conversation when we do have more information. Do you think you guys could schedule another conference call once that has been made available?
Joe Durrett:	Why don't we wait and see where we are at that point in time.
(Julia Grace):	Why wouldn't we want to schedule that conference call? I mean not to say you have to schedule it today but to make that available to us since we don't have all of the information today.
Joe Durrett:	Lets see where we are at that point in time. Thank you. Does anybody have another question?
Operator:	At this time sir there are no other questions. Are there any closing remarks?
Joe Durrett:
I think what I would like to do is simply go back to where we were when we started. We talked about the adequacy of the $10 million fund. This is not a number that came straight out the air or was a number that we came with careful discussion and deliberation with outside law firms.

I gave you some information of what we had been spending averagely over the last two years to give you some type of perspective on that. We also talked about some of the mechanics behind the CVRs. And we talked about the reasons why we don't believe that registration was an option for us.

And even if it had been an option would have been a smart thing for us to do. We talked about—a good deal about how the proceeds would be paid to you. And we talked about whether or not there was any major contingency that would reduce the proceeds to the CVRs if we were successful on a settlement or in a judgment.

And we confirmed to you that there was one law firm that is operating on a partial contingency of 5%. And there is another .5% to the (William Blair) company. And that is the extent of the tax off the top of the lawsuit.

We have heard in addition to this very positive thing about what is going on. We appreciate your time as investors listening to the comments of your management as well as the comments of the other investors. And we thank you for your attention and hope you have a nice day. Thanks.
Operator:	Thank you for participation in today's conference call. You may now disconnect.

END